

August 29, 2011

Via E-mail
Pieter Van Der Harst
Chief Financial Officer
RSB Holdings N.V.
Gustav Mahlerlaan 10
Amsterdam, 1082 PP, The Netherlands

     Re: **RBS Holdings N.V.**
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed March 30, 2011
              Form 20-F/A for the Fiscal Year Ended December 31, 2010
              Filed April 5, 2011
              File No. 001-14624

Dear Mr. Van Der Harst:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Summary consolidated income statement for the year ended 31 December 2010, page 11

Net interest income, page 11

1. We note your disclosure that you made a €273 million adjustment to the carrying value of your Tier 1 hybrid capital securities due to the EC Burden Sharing restrictions applied to

RBS group. Please provide additional details regarding this agreement, including why it resulted in the reduction in the amortised cost basis of these securities, and discuss where the offset to this adjustment was recorded.

Business review, page 16

Analysis of change in net interest income – volume and rate analysis, page 16

2. We note your tables analyzing the change in net interest income between the effect due to rate changes and the effect due to volume changes. It appears that you may have inadvertently used the wrong sign when disclosing the effect due to rate differences for each of the three years ended December 31, 2010. Please clarify whether this is true, and if so, please confirm that all the numbers are appropriately calculated, and that the disclosure just contains the wrong sign for all of the numbers in the rate column.

Balance Sheet Management

Capital, page 33

3. We note your disclosure of the table showing your risk-weighted assets and your capital ratios for the three years ended December 31, 2010. We also note your disclosure indicating that the Group remains well capitalised and is committed to maintaining sound capital ratios. For additional transparency and context, please tell us and revise future filings to disclose the minimum levels of capital and capital ratios you must maintain in order to be considered well capitalised under your particularly regulatory regime.

Funding and liquidity risk, page 37

4. Please revise future filings to provide a tabular disclosure of your €25.7 billion centrally-managed liquidity portfolio by source (e.g. cash, government bonds, etc.) for each period presented. Additionally, given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the liquidity portfolio as of the balance sheet dates, please revise your future filings to also disclose the average amounts of your liquidity portfolio during the period. Finally, as part of your revised disclose, please discuss any limitations on access to the portfolio and discuss whether this portfolio is just for RBS Holdings N.V. or whether all subsidiaries of RBS plc have access to the centrally-managed facility.

Risk Management: Credit Risk

Movement in REIL and PPL, page 58

5. We note your roll forward illustrating movement in the risk element in lending (REIL) and potential problem loan (PPL) categories. In future filings, in order to better illustrate the credit risk management of these categories, please further breakout the "disposals, restructurings and repayments" line item to, at minimum, separately present "repayments" from the rest of the categories within the line item. In addition, please either separately present on its own line item, or disclose in a footnote to the table, the amount of disposals related to the legal separation of ABN AMRO.

Market risk, page 64

6. We note that your VaR model assumes a time horizon of one trading day and a confidence level of 99% which implies that trading losses should not exceed VaR more than 1 out of every 100 trading days. We also note your disclosure that you maintained a green model status throughout 2010 which indicates that you had four or less back-testing exceptions during the year. Please tell us and consider revising your future filings to quantify the actual number of days during each period that trading losses exceeded VaR. Additionally, as part of your response, please clarify if you had no back-testing exceptions during the year whether that would require further analysis and research to validate your model, given that some back-testing exceptions would appear to be normal given a 99% confidence level.

7. We note your disclosure on page 66 related to VaR for your trading portfolio segregated by type of market risk exposure. Please revise future filings to discuss the rationale of diversification benefits and how they are calculated.

Accounting policies

Deferred tax, page 111

8. We note your disclosure that business projections prepared for impairment reviews indicate that sufficient future taxable income will be available against which to offset the recognised deferred tax assets within eight years. You also state that a period of eight years is unpinned by the Group's business projections, its history of profitable operation and the continuing strength of its core business franchise. We also note that your disclosure on page 150 that your Dutch losses expire after nine years. Please respond to the following:

    •   In light of your history of recent losses, please tell us about the convincing evidence that you believe supports that sufficient taxable profit will be available, in accordance with paragraphs 35 and 36 of IAS 12, particularly in light of the fact that your analysis requires projections of income eight years into the future before all of the deferred tax assets are recognised.

- Please discuss in more detail how your projections were prepared in light of the dramatic differences in your results of operations over the past few years due to various asset transfers to RBS plc, diposals of non-core assets (which are expected to continue in the future), and disposition of the Dutch State and Santander acquired businesses.

- Please tell us whether there are any tax planning opportunities that are available that will create taxable profit in the period in which the unused tax losses can be utilised.

Notes on the accounts

Note 1 – Net interest income, page 113

9. Please clarify what the line item "internal funding of trading businesses" represents, and why it reduces consolidated interest payable. Please also tell us why the amount has decreased so substantially between 2008 and 2010.

Note 2 – Non-interest income, page 113

10. We note your tabular disclosure here related to fees and commissions income. Based on your accounting policy disclosure on page 104 it appears that your fee and commission income is generated from your investment management fee-based businesses. In the interest of transparency and in an effort to more clearly understand how these fee-based business impacts your operating results, please revise your disclosure in future filings to clarify whether all of your fees and commissions income relates to your investment management business. If you do operate more than one fee-based business, please revise your future filings to disclose this fact and to separately quantify the fee and commission income generated from each of your fee-based businesses.

11. We note your disclosure in footnote (1) to the table on page 113 which describes the significant components of your trading income/(loss) as well as the types of products that generate such gains and losses. Given the volatility experienced from period to period from this revenue source, particularly with respect to your credit products and 'other' items, please revise your disclosure in future filings to describe the significant drivers of your trading income/(loss) for each major product type. For example, if a customer requests a foreign exchange swap, describe the process you take to fulfill the customer order (e.g., sell them a swap from your inventory, facilitate the transaction with a third party, take the other side of the swap transaction yourself, etc.) and how you earn a profit

on the transaction (e.g., transaction fees, bid-ask spread, etc.). Also explain how funding costs are captured in your trading income/(loss). Finally, given the significance of the 'other' category, and the fluctuations from period to period, please consider disaggregating the category further to separate out commodities and equities so any trends in these categories can be better observed.

Note 9 – Financial instruments – valuation, page 122

12. We note that certain of your disclosures describing your valuation techniques are very technical and may not be easily understood by the average reader. For example, when describing your methodology for making bid-offer adjustments you use terms such as "calendar netting" and "cross strike netting," as well as delta and vega risk. Please consider simplifying such disclosures in future filings and provide us with additional information that clarifies the technical terms used. Additionally, specifically as it relates to netting across risk buckets, you state that you will net where long and short risk in two different buckets can be closed out in a single market transaction at less cost than by way of two separate transactions. Please clarify whether you have the intention to settle the contracts in this fashion, and if not, please tell us how you concluded it was appropriate to factor the netting into the valuations.

Fair value of financial instruments not carried at fair value, page 134

13. We note your disclosure regarding your loans and advances to banks and customers. Your disclosure indicates that fair value is estimated by grouping loans into homogenous portfolios and applying a discount rate to the cash flows, with the discount rate based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics. Please tell us in more detail how expected credit losses were factored into the assumption. For example please explain whether the cash flows used were reduced to the level of expected cash flows at the portfolio groupings, or whether contractual cash flows were used, and then the discount rate was applied.

Note 19 – Discontinued operations and assets and liabilities of disposal groups, page 148

14. We note your disclosure that all Dutch State and Santander acquired businesses are classified as discontinued operations. We also note your disclosure of the assets and liabilities of disposal groups. Please clarify whether the assets and liabilities related to the Dutch State and Santander acquired businesses are included in the assets and liabilities of disposal groups, and if not, why not. In this regard, we note your discussion of the balance sheet review on pages 25 and 26 where it shows very significant decreases in various asset and liability balances, and the discussion of these changes on page 26 attributes many of the reductions due to the sale of the Dutch State acquired businesses.

Note 33 – Risk and Balance Sheet Management

Structural Foreign Exchange risk, page 171

15. We note your disclosure that you attempt to limit the sensitivity of your Core Tier 1 ratio to the effect of changes in exchange rates to 15 basis points in a 10% rate shock scenario. Please tell us and disclose in future filings whether you were successful in meeting this target, particularly during the recent worldwide economic stresses. Please also discuss any controls or risk management actions you take when you fall outside of your target.

Risk elements in lending and impairments, page 177

16. We note that you define potential problem loans (PPL) as impaired assets (i.e. loans which have defaulted) which are not included in risk element in lending, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with the loan repayment terms. You also have a footnote indicating that PPL are loans for which an impairment event has occurred, but no impairment provision is necessary and that this category is used for advances and revolving facilities where the past due concept is not applicable. Please tell us why you would refer to these loans as "potential problem loans" given that you have already assessed them as "impaired" and "defaulted." Please tell us whether you have any PPL where the impairment event has not yet occurred, but where you are closely monitoring the loan for a potential event to occur in the future.

Risk Factors

"The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings", page 224

17. We note your disclosure that any future reduction in the long-term or short-term credit ratings of the company would further increase your borrowing costs, require you to replace funding lost, may limit your access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. In the interest of transparency, please quantify the additional collateral that could be required to be posted in the event of further reductions in your credit ratings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant